Exhibit 21.1

SUBSIDIARIES OF SOLAREDGE TECHNOLOGIES, INC.

Name of Subsidiary	Jurisdiction of Incorporation
SOLAREDGE TECHNOLOGIES LTD.	Israel
SOLAREDGE TECHNOLOGIES GMBH	Germany
SOLAREDGE TECHNOLOGIES (CHINA)	China (Shanghai)
SOLAREDGE TECHNOLOGIES (AUSTRALIA) PTY LTD.	Australia
SOLAREDGE TECHNOLOGIES (CANADA) LTD.	Canada
SOLAREDGE TECHNOLOGIES (HOLLAND) B.V.	Holland
SOLAREDGE TECHNOLOGIES (UK) LTD.	United Kingdom
SOLAREDGE TECHNOLOGIES (JAPAN) CO., LTD.	Japan